Distributed through J.P. Morgan

Securities LLC Public

UBS AG Inverse Phoenix Autocallable Notes with Static Buffer and Memory Interest

ISIN: [ ]

Free Writing Prospectus Filed Pursuant to Rule 433

Registration Statement No. 333-204908 Dated March 30, 2016

Inverse Phoenix Autocallable Notes with Static Buffer and Memory Interest Linked to the relevant nearby NYMEX-traded Light Sweet Crude Oil (WTI) F

Indicative Terms

Underlying Asset Relevant nearby NYMEX- traded Light Sweet Crude Oil (WTI) Futures Contract (Bloomberg Ticker: “CL1<commodity>”)

Initial Price [ ]

Contingent Interest Payment $50.00

Buffer Amount 24.50%

Downside Multiplier 100/75.50

Interest Barrier 124.50%

Term Approximately 6 months, unless called earlier

Contingent Interest Payments

UBS will pay the contingent interest payment applicable to such interest review date on the relevant interest payment date plus any previously unpaid contingent interest payments in respect of any previous interest review dates if the official settlement pr ice of the underlying asset on the first interest review date or the final price on the valuation date is equal to or less than the interest barrier.

Automatically Callable

UBS will automatically call the Notes if the official settlement price of the underlying asset on the autocall review date equal to or less than the initial price. If called, UBS will pay you an amount per Note equal to $1,000 plus the contingent interest payment otherwise due and any previously unpaid contingent interest payments with respect to any previous interest review dates where the official settlement price of the underlying asset was greater than the interest barrier.

Potential Payment at Maturity (per Note)

1) If the Notes are not called and the underlying return is equal to or less than the buffer amount, on the maturity date UBS will pay you an amount per Note equal to $1,000. As discussed above, UBS will also pay any contingent interest payment(s) otherwise due on the maturity date plus any previously unpaid contingent interest payments with respect to any previous interest review dat es where the official settlement price of the underlying asset was greater than the interest barrier.

2) If the Notes are not called, the underlying return is greater than the buffer amount, on the maturity date UBS will repay less than the principal amount, if anything, for an amount equal to $1,000—[$1,000 x (Underlying Return—Buffer Amount) x Downside Multiplier].

Investor Suitability / Risk Considerations

Inves ting in the Notes involves s ignificant risks :

You may lose all of your initial investment

Your potential return is limited to the contingent interest payments, which should not be viewed as periodic interest payments You do not seek guaranteed current income from your investment You are willing to hold the Notes to maturity and accept that there may be little or no secondary market for the Notes You assume the credit risk of UBS AG for all payments under the Notes

Market prices of commodities futures contracts tend to be highly volatile and may fluctuate rapidly based on numerous factors. These factors may create additional investment risks that cause the value of the Notes to be more volatile than the values of traditional debt instruments The estimated initial value of the Notes is lower than the issue price Conflicts of interests may apply to the Notes, including conflicts arising from hedging activities Additional risk factors in respect to the Notes offering and the underlying market risk can be found in section “Key Risks” of the respective preliminary prospectus supplement

Please refer to the preliminary prospectus supplement for further details on risks, liquidity, prospective returns and other matters of interest. This free writing prospectus must not be looked at in isolation and a decision with respect to an investment in the Notes must be taken in conjunction with all available documentation in reference to this Note offering.

Hypothetical Return on a

What are the Payments on the Notes , Assuming a Range of Performances for the Underlying Asset?

The following table illustrates payments on the Notes, assuming a range of performance for the underlying asset on a given interest review date.

The hypothetical payments set forth below assume an initial level of $40, an interest barrier of $49.80 equal to 124.50% of the hypothetical initial level) and reflect the contingent interest payment of $50.00 The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Payment upon Automatic Call or at Maturity

Interest review dates Prior to the Final

Interest review date Final Interest review date

Hypothetical Payment on

Closing Level Hypothetical Interest Payment Hypothetical Hypothetical

Underlying Return at Date or Call Settlement Underlying Return Payment at Maturity

Interest review date Date 1 ) 2 ) at Maturity per No te 1 ) 2 ) 3 )

80 100.00% $0.00 100.00% $0.00

76 90.00% $0.00 90.00% $132.45

72 80.00% $0.00 80.00% $264.90

68 70.00% $0.00 70.00% $397.35

64 60.00% $0.00 60.00% $529.80

60 50.00% $0.00 50.00% $662.25

56 40.00% $0.00 40.00% $794.70

52 30.00% $0.00 30.00% $927.15

50 25.00% $0.00 25.00% $993.38

49.8 24.50% $50.00 24.50% $1,050.00

46 15.00% $50.00 15.00% $1,050.00

44 10.00% $50.00 10.00% $1,050.00

42 5.00% $50.00 5.00% $1,050.00

40 0.00% $1,050.00 0.00% $1,050.00

38 -5.00% $1,050.00 -5.00% $1,050.00

36 -10.00% $1,050.00 -10.00% $1,050.00

34 -15.00% $1,050.00 -15.00% $1,050.00

32 -20.00% $1,050.00 -20.00% $1,050.00

28 -30.00% $1,050.00 -30.00% $1,050.00

24 -40.00% $1,050.00 -40.00% $1,050.00

1) The Notes will be automatically called if the official settlement price of the underlying asset on the autocall review date is equal to or less than the initial price.

2) You will receive a contingent interest payment in connection with an interest review date (other than the final interest review date) if the closing price of the underlying asset on that interest review date is equal to or greater than the interest barrier.

3) Pursuant to the memory coupon feature, if a contingent interest payment is not made on the first interest payment date because the official settlement price of the underlying asset is greater than the interest barrier on the first interest review date, such previously unpaid contingent interest payment will be made on the maturity date if the final price on the valuation date is equal to or less than the interest barrier.

http://www.sec.gov/Archives/edgar/data/1114446/000091412116001028/ub35163385-424b2.htm

Additional Information

This material has been prepared by UBS AG, or an affiliate thereof (“UBS”). In certain countries UBS AG is referred to as UBS SA.

UBS has filed a registration statement (including a preliminary prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering for which this free writing prospectus relates. Before you invest, you should read the preliminary prospectus supplement dated March 30, 2016, which contains further details on risks, liquidity, prospective returns and other matters of interest and the prospectus dated March 17, 2016 titled “Debt Securities and Warrants”, relating to our Securities and any other documents that UBS has filed with the SEC for more complete information about UBS. You may obtain these documents for free from the SEC Website at www.sec.gov. Our Central Index Key, or CIK, on the SEC Website is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 1-877-387-2275.

This free writing prospectus is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement: http://[-]

You may access the prospectus on the SEC website at www.sec.gov or by clicking on the hyperlink to the prospectus incorporated by reference in the preliminary pricing supplement.

Disclaimer

This material is for distribution only under such circumstances as may be permitted by applicable law. It has no regard to the specific investment objectives, financial situation or particular needs of any recipient. It is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial instruments. No representation or warranty, either express or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein, nor is it intended to be a complete statement or summary of the securities, markets or developments referred to in the materials. It should not be regarded by recipients as a substitute for the exercise of their own judgement. Any opinions expressed in this material are subject to change without notice and may differ or be contrary to opinions expressed by other business areas or groups of UBS as a result of using different assumptions and criteria. UBS is under no obligation to update or keep current the information contained herein. UBS, its directors, officers and employees’ or clients may have or have had interests or long or short positions in the securities or other financial instruments referred to herein and may at any time make purchases and/or sales in them as principal or agent. UBS may act or have acted as market-maker in the securities or other financial instruments discussed in this material. Furthermore, UBS may have or have had a relationship with or may provide or has provided investment banking, capital markets and/or other financial services to the relevant companies. Neither UBS nor any of its affiliates, nor any of UBS’ or any of its affiliates, directors, employees or agents accepts any liability for any loss or damage arising out of the use of all or any part of this material.

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Contact Information

UBS Structuring

1285 Avenue of the Americas New York, NY 10019 Tel. +1 203-719-7777

www.ubs.com

UBS Securities LLC is a subsidiary of UBS AG

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